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                                                                    Exhibit (a)5

                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)

TO: ___________


         In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Nautica Enterprises, Inc. ("Nautica"), Nautica hereby promises to grant you a stock option or options, as applicable, covering ______ shares of Nautica's common stock on or about February 18, 2003, or such other date which is at least six months and one day following the cancellation date of the Old Options (the "New Option(s)"), subject to your continued employment with Nautica, as described below. The exercise price of each New Option will be the closing price of Nautica's common stock as listed on the Nasdaq National Market on the date of grant. Except as otherwise set forth in the Exchange Offer Documents (as such term is defined below), each New Option will vest according to the same vesting schedule as the Old Option it replaces, provided that no New Option will vest earlier than the six month anniversary of the grant date, subject to your continued employment with Nautica, as described below. All New Options will be granted as non-qualified stock options. Each New Option will otherwise be subject to the standard terms and conditions under the Nautica Enterprises, Inc. 1996 Stock Incentive Plan, as amended and as may be further amended from time to time, and applicable form of stock option agreement.

         Prior to the grant of New Options on or about February 18, 2003, or, if Nautica extends the exchange offer, a date which is at least six months and one day following the cancellation date of the Old Options, it is possible that Nautica might effect or enter into a merger or other similar transaction whereby Nautica would be acquired by another company. These types of transactions could have substantial effects on our share price, including potentially substantial appreciation in the price of our shares. Depending on the structure of this type of transaction, tendering optionholders might be deprived of any further price appreciation in the shares associated with the new options. For example, if our shares were acquired in a cash merger, the fair market value of our shares, and hence the price at which we grant the new options, would likely be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition, in the event of an acquisition of our company for stock, tendering optionholders might receive options to purchase shares of a different issuer.

         We are also reserving the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interest of our company and our stockholders. This could include termination of your right to receive replacement options under this offer to exchange. If we were to terminate your right to receive replacement options under this offer in connection with such a transaction, employees and consultants who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquirer or any other consideration for their tendered options.

         In order to receive the New Option(s), you must continue to be employed by Nautica (or one of its subsidiaries) as of February 18, 2003, or such date which is at least six months and one day following the cancellation date of the Old Options. This Promise does not constitute a guarantee of employment with Nautica for any period. Unless otherwise expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with Nautica will remain "at-will" and can be terminated by you or Nautica at any time, with or without cause or notice. If your employment with Nautica terminates before February 18, 2003, or such other date which is at least six months and one day
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following the cancellation date of the Old Options, for any reason, including but not limited to your voluntary resignation, or as the result of a merger or acquisition of Nautica by another company, you will lose all rights pursuant to this Promise to receive New Options.

         This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the cover letter from Harvey Sanders dated July 16, 2002; (iii) the Election Form previously completed and submitted by you to Nautica; and (iv) the Notice to Withdraw from the Offer (collectively, the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Nautica with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Nautica.

                                                      NAUTICA ENTERPRISES, INC.

                                                      By:_______________________
                                                      Name:
                                                      Title:



Dated:______________________________